Profit and Loss

Hatch Restaurant Group , LLC
January 1-March 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts	0
Discounts/Refunds Given	
Total for Discounts	**0**
Sales	0
Beer Sales	$48,996.00
Beer Discounts	-5,043.40
Total for Beer Sales	**$43,952.60**
Food Sales	$304,205.16
Food Discounts	-13,073.26
Total for Food Sales	**$291,131.90**
Liquor Sales	$201,713.00
Liquor Discounts	-15,619.60
Total for Liquor Sales	**$186,093.40**
N/A Beverage Sales	$5,472.00
N/A Beverage Discounts	-216.83
Total for N/A Beverage Sales	**$5,255.17**
Wine Sales	$29,145.00
Wine Discounts	-1,022.28
Total for Wine Sales	**$28,122.72**
Total for Sales	**$554,555.79**
Total for Income	**$554,555.79**
Cost of Goods Sold	
Cost of Goods Sold	0
Beer Purchased	10,478.06
Food Purchased	89,528.91
Liquor Purchased	25,575.03
N/A Beverage Purchased	800.00
Wine Purchased	1,436.70
Total for Cost of Goods Sold	**$127,818.70**
Total for Cost of Goods Sold	**$127,818.70**
Gross Profit	**$426,737.09**
Expenses	
Advertising/Promotional	6,767.09
Bank Charges	241.60
Decor	186.39
Delivery Fee	185.64
Donations	100.00
Dues & subscriptions	2,123.23

Profit and Loss

Hatch Restaurant Group , LLC
January 1-March 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Employee Expenses	110.00
Insurance	0
Health Insurance	1,637.12
Total for Insurance	**$1,637.12**
Legal & Professional Fees	0
Contract Labor	5,142.00
Legal Fees	1,130.89
Payroll Processing	1,521.55
Total for Legal & Professional Fees	**$7,794.44**
Licenses & Permits	50.00
Linens	1,172.78
Live Music	600.00
Loan Fees	12,000.00
Meals	1,032.50
Merchant Account Fees	16,803.71
Over/Short	1,003.21
Paper Supplies	6,466.70
Payroll Expenses	0
Payroll Tax Expense	29,165.56
Salaries & Wages	176,422.80
Total for Payroll Expenses	**$205,588.36**
Rent Expense	66,967.78
Repair & Maintenance	7,669.57
Restaurant Supplies	8,450.37
Travel	0
Airfare	271.54
Lodging	529.40
Total for Travel	**$800.94**
Utilities	0
Electricity	20,033.81
Gas	3,641.77
Telephone/Internet	385.51
Total for Utilities	**$24,061.09**
Total for Expenses	**$371,812.52**
Net Operating Income	**$54,924.57**
Other Income	
Tip Income	87,517.21
Tip Wages	-87,517.21
Total for Other Income	**0**

Profit and Loss

Hatch Restaurant Group , LLC

January 1-March 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Other Expenses	
Interest Expense	18,246.04
Total for Other Expenses	**$18,246.04**
Net Other Income	**-$18,246.04**
Net Income	**$36,678.53**

Balance Sheet

Hatch Restaurant Group , LLC
As of March 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Bank of Hawaii Checking 5006	105,399.41
Petty Cash	41,756.94
Total for Bank Accounts	**$147,156.35**
Accounts Receivable	
Other Current Assets	
Employee Advance	1,250.00
Payroll Suspense	20,197.54
Purchase of Business	220,000.00
Suspense	4,843.84
Undeposited Funds	12,098.54
Total for Other Current Assets	**$258,389.92**
Total for Current Assets	**$405,546.27**
Fixed Assets	
Furniture & Fixtures	28,610.95
Leasehold Improvements	36,208.45
Machinery & Equipment	29,524.50
Smallwares	18,188.21
Total for Fixed Assets	**$112,532.11**
Other Assets	
Security Deposit	15,000.00
Total for Other Assets	**$15,000.00**
Total for Assets	**$533,078.38**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	7,472.76
Total for Accounts Payable	**$7,472.76**
Credit Cards	
Other Current Liabilities	
Accrued Liabilities	
Due to/from Temple Hilo	255,490.68
Employee Tips Payable	36,549.11
Event Deposits	2,142.25
GE Tax Payable	8,618.92
Gift Cards	-372.30
Payroll Liabilities	3,300.95

Balance Sheet

Hatch Restaurant Group , LLC
As of March 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Total for Other Current Liabilities	**$305,729.61**
Total for Current Liabilities	**$313,202.37**
Long-term Liabilities	
N/P Channel Partners	122,115.89
N/P Grow America	240,197.66
N/P Ian Hatch	55,125.00
N/P Toast Loan	86,855.38
Total for Long-term Liabilities	**$504,293.93**
Total for Liabilities	**$817,496.30**
Equity	
Retained Earnings	-468,496.45
Net Income	36,678.53
Ian Hatch Contribution	100,000.00
Len Pagan Contribution	50,000.00
Owner Distributions	-2,600.00
Total for Equity	**-$284,417.92**
Total for Liabilities and Equity	**$533,078.38**

Hatch Restaurant Group , LLC

Statement of Cash Flows
January - March, 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	36,678.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Employee Advance	1,250.00
Payroll Suspense	-20,197.54
Suspense	-4,843.84
Accounts Payable (A/P)	7,472.76
Due to/from Temple Hilo	-12,869.11
Employee Tips Payable	36,549.11
GE Tax Payable	815.83
Gift Cards	-1,340.77
Payroll Liabilities	1,281.01
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,117.45**
Net cash provided by operating activities	**$44,795.98**
FINANCING ACTIVITIES	
N/P Channel Partners	-10,312.12
N/P Grow America	-3,942.95
N/P Ian Hatch	-1,800.00
N/P Toast Loan	35,430.79
Owner Distributions	-2,600.00
Net cash provided by financing activities	**$16,775.72**
NET CASH INCREASE FOR PERIOD	**$61,571.70**
Cash at beginning of period	97,683.19
CASH AT END OF PERIOD	**$159,254.89**